AlphaVest Acquisition Corp

420 Lexington Ave, Suite 2446
New York, NY 10170

December 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	AlphaVest Acquisition Corp
Registration Statement on Form S-1
Filed on November 4, 2022, as amended
File No. 333-268188

Dear Mr. Alper,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, AlphaVest Acquisition Corp respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 19, 2022, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

AlphaVest Acquisition Corp

By:	/s/ David (Yon) Yang
Name:	David (Yon) Yang
Title:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP